FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of October, 2003
Commission File Number: 000-33143

CLAXSON INTERACTIVE GROUP INC.

(Translation of Registrant’s Name into English)

Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .

CLAXSON INTERACTIVE GROUP INC.
Form 6-K

TABLE OF CONTENTS

Item		Page

Item 1.	Proposed Chilean Registered Offering by Iberoamerican Radio Chile S.A, a Wholly-Owned Subsidiary of Claxson Interactive Group Inc.	3

Signatures		4

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Item 1. Proposed Chilean Registered Offering by Iberoamerican Radio Chile S.A, a Wholly-Owned Subsidiary of Claxson Interactive Group Inc.

     Claxson Interactive Group Inc.’s (“Claxson”) wholly-owned subsidiary, Iberoamerican Radio Chile S.A. (“IARC”) has filed with the Superintendence of Values and Insurance in Chile (and therefore in the Chilean Public Market) to issue approximately US$17.5 million in local currency notes (the “IARC Notes”). IARC expects that the proceeds of the offering will be used to repay certain of its obligations, including the entire outstanding balance of its syndicated loan facility. IARC expects to complete the offering by the end of November 2003.

     The offer will be made only by means of an offering memorandum. The IARC Notes will not be registered in the United States under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from such registration.

     This Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Claxson’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For a detailed discussion of these factors and other cautionary statements, please refer to Claxson’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on July 15, 2003.

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLAXSON INTERACTIVE GROUP INC

(Registrant)

Date: October 20, 2003	By: /s/ Roberto Vivo-Chaneton

Name: Roberto Vivo-Chaneton Title: Chief Executive Officer

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